FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

Proposals to the Annual General Ordinary and Extraordinary

Shareholders Meeting to be held on April 29, 2022.

Appointment of new members of the Board of Directors

Buenos Aires, April 6, 2022

Messrs.

Securities and Exchange Commission

RE: Relevant Event. Board Proposals to the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 29, 2022. Appointment of new members of the Board of Directors.

Dear Sirs,

We are pleased to address you, in our capacity as Banco BBVA Argentina S.A.ʾ proxies, in order to inform the Board Proposals to the Annual General Ordinary and Extraordinary Shareholders General Meeting to be held next April 29th , 2022 at 10 a.m.

Moreover, we hereby inform that today, the shareholder Banco Bilbao Vizcaya Argentaria S.A. served proper notice to the Bank of its intention to propose the appointment of Mr. Lorenzo de Cristóbal as Director and Gustavo Fabián Alonso as Alternate Director, at the next Annual General Ordinary and Extraordinary Meeting to be held on April 29th , 2022. Thus, the Appointments and Remuneration Committee approved such appointments.

Yours sincerely.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

BANCO BBVA ARGENTINA S. A.

General Ordinary and Extraordinary Shareholders Meeting to be held on April 29, 2022 at 10 a.m. (the “Meeting”).

Board Proposals

1) Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice-Chairman of the Board.

It is proposed to the Meeting that any two of the attending shareholders be appointed to sign the Minutes together with the First Vice -Chairman.

2) Consideration of the Integrated Annual Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year 147 ended on December 31, 2021.

The documents to be considered in this item of the Agenda are published in the Bolsas y Mercados Argentinos web and Comisión Nacional de Valores (“CNV” or the Argentine Securities and Exchange Commission) web.

The Board of Directors expects the Company General Ordinary and Extraordinary Shareholders Meeting to approve the documents submitted for its consideration.

3) Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee corresponding to the Fiscal Year 147 ended on December 31, 2021.

To the date hereof the members of the Board of Directors are as follows:

Chairman	María Isabel Goiri Lartitegui
First Vice-Chairman	Jorge Delfín Luna
Second Vice-Chairman	Alfredo Castillo Triguero
Directors	Gabriel Eugenio Milstein
Gustavo Alberto Mazzolini Casas
Ernesto Mario San Gil
Adriana María Fernández de Melero
Alternate Directors	Gabriel Alberto Chaufán
Javier Pérez Cardete

To the date hereof the General Manager is Martín Ezequiel Zarich.

The Board refrains from making proposals on the matter and expects the Meeting to approve its management.

To the date hereof the members who form the Supervisory Committee are as follows:

Regular Members of the Supervisory Committee	Vanesa Claudia Rodríguez
Alejandro Mosquera
Gonzalo José Vidal Devoto
Alternate Members of the Supervisory Committee	Julieta Paula Pariso
Lorena Claudia Yansenson
Daniel Oscar Celentano

The Board of Directors refrains from submitting any proposals on this item and expects the Meeting to approve its management.

4) Consideration of the results of the corporate Fiscal Year 147 ended on December 31, 2021. Treatment of the Retained Results as of December 31, 2021, in the amount of AR$ 19,670,668,503.87. It is proposed to apply: a) AR$ 3,934,133,700.77 to Legal Reserve; and b) AR$ 15,736,534,803.10 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.

In accordance with the resolutions of the Board of Directors Meeting held on March 3, 2022, the results of the fiscal year ended on December 31, 2021 amount to AR$ 21,183,361,237.30. The Board proposes the following application of the total amount of non-distributed results as of December 31, 2021 (which amounts to AR$ 19,670,668,503.87): (a) to apply the amount of AR$ 3,934,133,700.77 to legal reserve; and (b) to apply the amount of AR$ 15,736,534,803.10 to voluntary reserve for future distribution of results pursuant the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.

The Board of Directors expects the Meeting to approve the result of the fiscal year and its proposal for the Non-Distributed Results.

5) Regarding the dividend approved by the General Ordinary and Extraordinary Shareholders Meetings dated May 15, 2020 and April 20, 2021, in Item 6 of their respective agendas and approved by the General Extraordinary Shareholders Meetings dated November 20, 2020 and November 3, 2021, in Items 3 and 2 of their respective agendas, consideration that it be made available to shareholders not only in cash as decided at those Meetings, but also, only at the request of non-resident shareholders, in securities. Delegation to the Board of the powers to determine the timing, manner, terms, securities to be delivered (if applicable) and other terms and conditions of payment of dividends to shareholders.

The Board of Directors expects the Meeting to approve the proposed alternative and powers delegation.

6) Consideration of the Board remuneration corresponding to the Fiscal Year 147, ended on December 31, 2021.

The Board of Directors proposes to fix the remuneration corresponding to the fiscal year ended on December 31, 2021, in the amount of AR$ 47,411,509.78.

It is left on records that said proposal has the favorable opinion of the Company Audit Committee and the Appointment and Remuneration Committee.

The Board of Directors expects the Meeting to approve its proposal.

7) Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year 147, ended on December 31, 2021.

The Board of Directors proposes to fix the amount of the Supervisory Committee remuneration corresponding to the year ended on December 31, 2021 in the amount of AR$ 3,828,590.-

The Board of Directors expects the Meeting to approve its proposal.

8) Determination of the number of members of the Board of Directors.

Section ten of Banco BBVA Argentina SA By-laws sets forth that the Board of Directors may be comprised by a minimum of three regular members and a maximum of nine regular members and an equal or lower number of alternate members.

At present, the Company Board of Directors is composed of seven Directors and two Alternate Directors.

The terms of office of Alternate Directors Javier Pérez Cardete and Gabriel Alberto Chaufán expired on December 31, 2021. It has also expired, on such date, the term of office of Mr. Gustavo Alberto Mazzolini Casas who, on the other hand, had taken over as Director replacing Nuria Alonso Jiménez on June 29, 2021.

The Board refrains from making proposals and expects the Meeting to determine the number of its members.

9) Election of Directors, as appropriate, depending on what is resolved in respect of the preceding item. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions.

The Board refrains from making proposals regarding the election of directors with the sole exception of authorizing any of the Directors of the Company, so that, with the broadest powers, they may make a public deed and/or perform any necessary and/or convenient act in order to implement and submit the resolutions approved by the Meeting to the Argentine Securities and Exchange Commission (Comisión Nacional de Valores - CNV) and proceed to the registration with the Public Registry in charge of the Companyʾs authority (Inspección General de Justicia).

The company has been informed by the shareholder Banco Bilbao Vizcaya Argentaria S.A. of its intention to propose as candidates for the appointment of Director to Mr. Lorenzo de Cristóbal and for the appointment of Alternate Director to Mr. Gustavo Fabián Alonso, as the Appointments and Remuneration Committee approved the nomination.

The Board expects the Meeting to appoint the appropriate directors and grant the authorization referred to.

10) Election of three regular members and three alternate members to integrate the Supervisory Committee during the current fiscal year.

Pursuant to section 19 of the By-laws, the supervision of the company shall be in charge of three regular members, appointed annually by the General Ordinary Shareholders Meeting, which shall also elect the same number of alternate members for the same period.

The terms of office corresponding to the regular members of the Supervisory Committee: Vanesa Claudia Rodríguez, Alejandro Mosquera and Gonzalo José Vidal Devoto and those corresponding to the alternate members of the Supervisory Committee: Julieta Paula Pariso, Lorena Claudia Yansenson and Daniel Oscar Celentano expired on December 31, 2021.

All the proposed members to integrate the Supervisory Committee shall be independent in accordance with the applicable CNV rules.

The Board of Directors refrains from making proposals on this item and expects the Meeting to make the corresponding appointments.

11) Remuneration of the accountant giving his opinion corresponding to the financial statements for Fiscal Year 147, ended on 31 December 2021.

The Board of Directors proposes to fix the remuneration of the accountant rendering opinion on the financial statements for the fiscal year ended on December 31, 2021 in the amount of AR$ 189,291,737.20 plus VAT, considering that the Audit Committee has decided that it is a reasonable amount.

The Board of Directors expects the approval of its proposal by the Meeting.

12. Appointment of the accountant giving his opinion corresponding to the financial statements for the fiscal year 2022.

The Board proposes that Javier José Huici be appointed as Regular External Auditor and Germán Enrique Cantalupi as Alternate External Auditor, both of them partners in Pistrelli, Henry Martin and Asociados S.R.L, for the financial statements corresponding to the year to be ended on December 31, 2022. This proposal has the favorable opinion of the Audit Committee under Law 26,831. The main reason for choosing Pistrelli, Henry Martin and Associates S.R.L, in addition to his professional background, is to achieve greater efficiency in the coordination of the audit and reduce costs, since Pistrelli, Henry Martin and Associates

S.R.L was appointed as auditor of the entire BBVA Group.

The Board expects the Meeting to approve its proposal.

13) Allocation of the budget to the Audit Committee under Capital Markets Law 26,831 for professional advice.

Considering the request of the Audit Committee, the Board proposes the allocation of a budget of AR$ 2,989,324.81 to the Audit Committee, to apply it to the payment of professional advisory services, training and implementation of internal controls during the fiscal year to be ended on December 31, 2022.

The Board expects the Meeting to approve its proposal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 6th 2022	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer